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                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rules 13e-4, 14a-12 and 14d-2 under the Securities Exchange Act of 1934

                                             Subject Company ARAMARK Corporation
                                                   Commission File No. 333-65228
                                                               November 20, 2001

                            Message From Joe Neubauer
                            -------------------------

                  Hi, this is Joe Neubauer. I just got back from New York where Fred Sutherland and I had a chance to tell the ARAMARK story to the sales forces at Goldman Sachs, JP Morgan and Morgan Stanley - the folks who are underwriting our IPO. These sales teams will now go out and line up meetings with potential investors.

                  This is the first step in our public offering. As you may know, last Friday, the SEC declared effective our proxy statement on Form S-4 relating to the merger. Many people have worked long and hard over the past year to get us to this point. I want to thank everyone for your tremendous efforts.

After Thanksgiving, Fred and I will fly to Europe. That Monday, we will meet with investors and analysts in London, Frankfurt and Milan. It's the first stop on a multi-city, 11-day road show that will take us country-to-country and coast-to-coast.


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I suspect it's going to bring back some memories of the "buyout" in `84 when I hit the road to talk about 16.5% ARAMARK corporate bonds. Somehow I think I'm going to enjoy this a little more.

[PAUSE]

If all goes as planned, the road show will end around December 10, when we will price the stock. Trading will begin shortly after that. The following week, the week of December 17, we'll begin the tender offer. We'll conclude by sending out checks during the latter part of January.

During the next several weeks, we're going to send you a lot more information about the process. I know you will review it all very carefully.

[PAUSE]


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         I have another important announcement as well. On Thursday, we received clearance from the Federal Trade Commission for our acquisition of ServiceMaster Management Services. This allows us to move forward and complete the deal, as planned, by early December.

[PAUSE]

I must tell you, for me, this is the single most exhilarating time in my 20 years at ARAMARK. None of this would have been possible without your hard work and dedication. It's about all those "no limits" performances year in and year out that always exceed our customer's expectations. That's the sole reason we can go public. It's the reason we're able to conduct this road show.

So keep doing what you're doing. Keep everybody focused on serving our customers. We all must deliver on our business plan.

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One of our greatest competitive advantages is the ability of ARAMARK men and women to build and grow Unlimited Partnerships with our customers. It's our great "x-factor" and one of the core differentials we'll be talking about during our road show.

So keep at it.  And wish us well.  We'll keep you posted as we move forward.

I know it's been a tough fall for all of us. The economy, the 9-11 tragedies, personal issues for many of us. I'm proud of how all of us have come through the test of hard times.

Let me wish you and your families a joyous and wonderful Thanksgiving.

A Registration Statement on Form S-1 relating to the shares of class B common stock has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Our company and certain other persons described below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include our company's directors and executive officers. A list of the names of our company's directors and executive officers is contained in our joint proxy statement/prospectus contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov). As of the date of this communication, none of the foregoing participants, other than Mr. Neubauer and certain entities affiliated with Mr. Neubauer, individually beneficially owns in excess of 5% of our company's common stock. Except as disclosed above and in our company's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 and other documents filed with the SEC including Mr. Neubauer's Schedule 13D relating to ARAMARK common stock, to the knowledge of our company, none of the directors or executive officers of our company has any material interest, direct or indirect, by security holdings or otherwise, in the proposed merger.

More detailed information pertaining to our company's proposals will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the proposed merger and the Schedule TO relating to the proposed tender offer. Shareholders are urged to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about our company, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about our company can also be obtained, without charge, by directing a request to ARAMARK, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, Attention: Office of the Corporate Secretary.